SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                         Chock Full O' Nuts Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $.25 Per Share
                         (Title of Class of Securities)

                                   170268106
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1.   Name of Reporting Person:

     HBK Finance L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 228,069 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 228,069 (1)(2)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     228,069 (2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 2.1% (3)


12.  Type of Reporting Person: BD

--------------

(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C.

(2) Assumes conversion of $1,877,000 principal amount of the Issuer's 7% Convertible Senior Subordinated Debentures due April 1, 2012 (the "Debentures"), into 228,069 shares of Common Stock.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 10,969,119 shares of Common Stock outstanding, which number includes shares of Common Stock that may be acquired by the Reporting Person upon conversion of the Debentures.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends its Schedule 13G Statement dated February 13, 1994, as amended by Amendment No. 1 dated February 13, 1995, Amendment No. 2 dated April 9, 1995, Amendment No. 3 dated February 9, 1996, Amendment No. 4 dated September 19, 1996 and Amendment No. 5 dated February 13, 1997 (the "Schedule 13G"), relating to the Common Stock, par value $0.25 per share, of Chock Full O' Nuts Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 1(a).     Name of Issuer.

     No material change.

Item 1(b).     Address of Issuer's Principal Executive Offices.

     No material change.

Item 2(a).     Names of Persons Filing.

     No material change.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     No material change.

Item 2(c).     Citizenship.

     No material change.

Item 2(d).     Title of Class of Securities.

     No material change.

Item 2(e).     CUSIP Number.

     No material change.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     No material change.

Item 4.   Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     (a) - (b)

     Reporting Person

     The aggregate number of shares of the Common Stock that the Reporting Person owns beneficially, pursuant to Rule 13d-3 of the Act, is 228,069, which constitutes approximately 2.1% of the 10,969,119 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     Controlling Persons

     Each of (1) Fund, as sole general partner of the Reporting Person, (2) Capital, as sole general partner of Fund, (3) Partners I, as sole general partner of Capital, (4) Management, as sole general partner of Partners I and (5) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 228,069 shares of the Common Stock, which constitutes approximately 2.1% of the 10,969,119 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     None of the Item 2 Persons has any power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     Item 5 is hereby restated in its entirety as follows:

     The Reporting Persons have ceased to be the beneficial owners of more than five percent (5%) of the outstanding shares of the Stock.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     No material change.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     No material change.

Item 8.   Identification and Classification of Members of the Group.

     No material change.

Item 9.   Notice of Dissolution of Group.

     No material change.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 13, 1998



                              HBK FINANCE L.P.


                              By: /s/ H. Michael Reese
                                     H. Michael Reese (1)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.